Mail Stop 4561

September 12, 2008

Stephen D. Barnhill, M.D.
Chief Executive Officer
Health Discovery Corporation
2 East Bryan Street, Suite #601
Savannah, GA 31401

> **Re: Health Discovery Corporation**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed September 2, 2008**
> **File No. 333-150878**

Dear Dr. Barnhill:

We have reviewed your amended Form S-1 and have the following comments.

General

1. We note that you did not provide the acknowledgments that we requested, which appear at the end of our letter dated June 9, 2008. No later than concurrently with any request for acceleration of the effective date, provide the representations as requested. Note that the representations should be made by the company.

Exhibits

2. Please provide us with an analysis as to why you have determined that the Development and License Agreement with DCL Medical Laboratories, LLC and the agreement with Patent Profit International to market your patent portfolio to prospective buyers/licensees do not need to be filed pursuant to Item 601(b)(10) of Regulation S-K.

Exhibit 5.1, Opinion of Powell Goldstein LLP

3. Please provide us with an opinion of counsel that reflects the new amount of shares of common stock that are being registered as part of this registration statement. Refer to Item 601(b)(5) of Regulation S-K.

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If you have any questions, please call Jan Woo at (202) 551-3453. If you require further assistance, you may contact me at (202) 551-3397. If, thereafter, you require additional assistance, you may contact the Assistant Director, Barbara C. Jacobs, at (202) 551-3735.

Sincerely,

Jay E. Ingram
Attorney-Advisor

cc: Via Facsimile (404) 572-6999
        M. Todd Wade, Esq.
        Powell Goldstein LLP
        Telephone: (404) 572-6600